DEFCOM ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Organization and nature of business:

DEFcom Advisors, LLC, a Texas Limited Liability Company formed in 2011, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides merger and acquisition advisory services and investment banking services that may include the private placement and transfer of securities. The Company does not hold or receive customer funds or securities.

Substantially all of the Company's business conducted with customers located in the United States.

In preparing the accompanying financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2015, through the date of the financial statements follows:

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Fee and service revenue:

Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned.

Income Taxes:

The Company has elected to be treated as a Partnership under the Internal Revenue Code. The member is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

At December 31, 2015, there were no uncertain tax positions. The Company is no longer subject to tax examinations by tax authorities for years prior to 2011 as of December 31, 2014. Interest and penalties related to uncertain tax positions are recognized in income tax expense. As of December 31, 2015, no interest or penalties related to uncertain tax positions had been accrued.

Concentration of credit risk and significant customers:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

The Company has three customers that accounted for 91% of annual revenues during the year ended December 31, 2015.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Net Capital Requirements and Contingencies

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Company had net capital of approximately $163,039 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1 at December 31, 2015. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 3 – Liabilities, Subordinated to Claims of General Creditors

As of December 31, 2015, there were no liabilities subordinated to claims of general creditors.

NOTE 4 – Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

NOTE 5 – Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.